UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

American Virtual Cloud Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

030382105
(CUSIP Number)

Stratos Management Systems Holdings, LLC 2870 Peachtree Rd NW, Unit 509 Atlanta, GA 30305 Attention: Larry Mock (713) 331-4250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591(1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.3% (2)
14	Type of Reporting Person
PN

(1)	Such figure includes (i) 8,189,490 shares of common stock, par value $0.001 per share (the “Common Stock”) of American Virtual Cloud Technologies, Inc. (the “Issuer”) held directly by Stratos Management Systems Holdings, LLC (“Holdings”), (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of warrants, dated April 7, 2020, issued by the Issuer to Holdings (“Warrants”), and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Series A Convertible Debentures, dated April 7, 2020, issued by the Issuer to Holdings (“Debentures”). The Debentures are subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement, as defined under Item 3 below. The Debentures and Warrants are also subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issued upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date an information statement (the “Information Statement”) regarding approval of the issuance of the shares upon conversion of the Warrants and Debentures is filed by the Issuer pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “ Act”). The Issuer is required to file the Information Statement by April 22, 2020.

(2)	Based upon 19,635,830 shares of Common Stock outstanding as of April 7, 2020, as disclosed in the Issuer’s Current Report on Form 8-K that was filed on April 14, 2020 with the Securities and Exchange Commission.

CUSIP No. 030382105

1	Names of Reporting Persons NCP General Partner II, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591(1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.3% (2)
14	Type of Reporting Person
HC, OO

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Debentures. The Debentures are subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement, as defined under Item 3 below. The Debentures and Warrants are also subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issued upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date the Information Statement is filed by the Issuer pursuant to Regulation 14C under the Act. The Issuer is required to file the Information Statement by April 22, 2020.

(2)	Based upon 19,635,830 shares of Common Stock outstanding as of April 7, 2020, as disclosed in the Issuer’s Current Report on Form 8-K that was filed on April 14, 2020 with the Securities and Exchange Commission.

CUSIP No. 030382105

1	Names of Reporting Persons Lawrence E Mock, Jr.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
16,181,519 (1)(2)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
16,181,519 (1)(2)

11	Aggregate Amount Beneficially Owned by Reporting Person
16,181,519 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.6% (3)
14	Type of Reporting Person
IN

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Debentures. The Debentures are subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement, as defined under Item 3 below. The Debentures and Warrants are also subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issued upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date the Information Statement is filed by the Issuer pursuant to Regulation 14C under the Act. The Issuer is required to file the Information Statement by April 22, 2020.

(2)	Includes an additional (i) 50,000 shares of Common Stock initially issuable to Nobadeer L.P. (“Nobadeer”) upon conversion of Warrants and (ii) 144,928 shares of Common Stock initially issuable to Nobadeer LP upon conversion of Debentures. Such securities are held directly by Nobadeer. Lawrence E. Mock (“Mr. Mock”) is the general partner of Nobadeer, and therefore, may be deemed to indirectly beneficially own the shares held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)	Based upon 19,635,830 shares of Common Stock outstanding as of April 7, 2020, as disclosed in the Issuer’s Current Report on Form 8-K that was filed on April 14, 2020 with the Securities and Exchange Commission.

CUSIP No. 030382105

1	Names of Reporting Persons John S. Richardson

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.3% (2)
14	Type of Reporting Person
IN

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Debentures. The Debentures are subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement, as defined under Item 3 below. The Debentures and Warrants are also subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issued upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date the Information Statement is filed by the Issuer pursuant to Regulation 14C under the Act. The Issuer is required to file the Information Statement by April 22, 2020.

(2)	Based upon 19,635,830 shares of Common Stock outstanding as of April 7, 2020, as disclosed in the Issuer’s Current Report on Form 8-K that was filed on April 14, 2020 with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No. 030382105

1	Names of Reporting Persons Stratos Management Systems Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.3%(2)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Debentures. The Debentures are subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement, as defined under Item 3 below. The Debentures and Warrants are also subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issued upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date the Information Statement is filed by the Issuer pursuant to Regulation 14C under the Act. The Issuer is required to file the Information Statement by April 22, 2020.

(2)	Based upon 19,635,830 shares of Common Stock outstanding as of April 7, 2020, as disclosed in the Issuer’s Current Report on Form 8-K that was filed on April 14, 2020 with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (referred to herein as the “Issuer”). The principal executive offices of the Issuer are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2.	Identity and Background

(a)	This statement is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit 6 by and between: (A) (i) Navigation Capital Partners II, L.P., a Delaware limited partnership (“Navigation Capital”), (ii) NCP General Partner II, LLC, a Delaware limited liability company, and the general partner of Navigation Capital (“NCP GP”), (iii) Lawrence E. Mock, a citizen of the United States of America, (“Mr. Mock”) and a manager of NCP GP, and (iv) John S. Richardson, a citizen of the United States of America, (Mr. Richardson”) and a manager of NCP GP (collectively with Navigation Capital, NCP GP, and Mr. Mock, the “Navigation Reporting Persons”) and (B) Stratos Management Systems Holdings, LLC, a Delaware limited liability company (“Holdings” and, together with the Navigation Reporting Persons, the “Reporting Persons”). Navigation Capital is a privately owned Delaware limited partnership and owns approximately 64.1% of the preferred units in Holdings.

(b)	The address of the principal business office of the Navigation Reporting Persons and Holdings is 2870 Peachtree Rd NW, Unit 509, Atlanta, GA 30305. Mr. Mock and Mr. Richardson are individuals with a business address at 2870 Peachtree Rd NW, Unit 509, Atlanta GA 30305.

(c)

The principal business of Navigation Capital is investing in high growth, middle market operating companies throughout the Southern United States of America. The principal business of NCP GP is to serve as the general partner of Navigation Capital. The principal business of Holdings is the provision of solutions committed to helping clients grow and evolve their business through technology.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)

Navigation Capital is a Delaware limited partnership. NCP GP is a Delaware limited liability company. Mr. Mock and Mr. Richardson are both citizens of the United States of America. Holdings is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Holdings acquired 8,189,490 shares of Common Stock of the Issuer, $20,000,000 aggregate principal amount of Series A Convertible Debentures (“Debentures”) and warrants to purchase 2,000,000 shares of the Issuer’s Common Stock (“Warrants”) on April 7, 2020 pursuant to a Business Combination Agreement dated July 24, 2019 (the “Agreement”) among the Issuer, Stratos Management Systems, Inc. a Delaware corporation (“Computex”), Tango Merger Sub Corp., a Delaware corporation (“Merger Sub”) and Holdings. On December 20, 2019, the Issuer entered into Amendment No. 1 to the Business Combination Agreement, by and among the Issuer, Merger Sub, Holdings and Computex (“Amendment No. 1”). On April 3, 2020, the Issuer entered into Amendment No. 2 to the Business Combination Agreement, by and among the Issuer, Merger Sub, Holdings and Computex (“Amendment No. 2” and, together with Amendment No. 1 and the Agreement, the “Business Combination Agreement”).

Upon the closing of the Business Combination Agreement and the transactions contemplated therein, Computex merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of the Issuer. Pursuant to the Business Combination Agreement, at the effective time of the Merger, all shares of common stock of Computex were cancelled and Holdings, as sole stockholder of Computex, received an amount equal to $65,000,000 as of the closing of the transactions (subject to certain potential adjustments set forth in the Business Combination Agreement). At the effective time of the Merger, the Issuer delivered the merger consideration to Holdings as follows: (i) $20,000,000 aggregate principal amount of Debentures, (ii) Warrants to purchase 2,000,000 shares of the Issuer’s Common Stock, and (iii) 8,189,490 shares of Common Stock of the Issuer. The Debentures are subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement. The Debentures and Warrants are also subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issued upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date the Information Statement is filed by the Issuer pursuant to Regulation 14C under the Act. The Issuer is required to file the Information Statement by April 22, 2020. The Debentures and Warrants were issued to Holdings pursuant to a Securities Purchase Agreement, dated April 3, 2020. The Securities Purchase Agreement contained customary representations and warranties and closing conditions.

Separately, pursuant to the Securities Purchase Agreement, Nobadeer L.P. (“Nobadeer”) was issued (i) Warrants to purchase 50,000 shares of Common Stock and (ii) $500,000 aggregate principal amount of Debentures, which are initially convertible into 144,928 shares of Common Stock. Such securities are held directly by Nobadeer. Mr. Mock is the general partner of Nobadeer, and therefore, may be deemed to indirectly beneficially own the shares held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Registration Rights Agreement

In connection with the issuance of the Debentures, the Issuer, Holdings and other investors of the Issuer entered into a Registration Rights Agreement dated April 7, 2020 (the “Registration Rights Agreement”) pursuant to which Holdings and the other investors party to the Registration Rights Agreement (the “Registration Rights Holders”) were granted certain rights relating to the registration of Registrable Securities (as defined therein).

Under the Registration Rights Agreement, the Issuer is obligated to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Registrable Securities (as defined therein) held by the Registration Rights Holders upon written demand of each or any of Holdings, MasTec, Inc., or holders of a majority-in-interest of the then-outstanding Registrable Securities, subject to certain exceptions. In addition, if at any time after the Closing (as defined therein), the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, the Issuer is required to give notice to the Registration Rights Holders and offer such stockholders an opportunity to register the resale of such number of their Registrable Securities as they request in writing. Subject to certain exceptions, the Registration Rights Holders are entitled to request in writing that the Issuer register the resale of any or all of their Registrable Securities on Form S-3 and any similar short-form registration statement that may be available at such time.

The summaries of the Business Combination Agreement, as amended, the Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, and Exhibit 5 respectively, to the statement and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference herein.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Holdings plans to distribute the shares of Common Stock, Debentures and Warrants to its unitholders, pursuant to Holdings Amended and Restated Limited Liability Company Agreement, dated February 13, 2012 as amended, after the period for any adjustments, redemptions or other terms relating to the Common Stock, Debentures and Warrants set forth in the Business Combination Agreement expires. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)

●

Holdings directly owns (i) 8,189,490 shares of Common Stock, (ii) Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the Debentures, representing approximately 58.3% of the Common Stock of the Issuer.

	●	Navigation Capital, as the controlling member of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock, (ii) Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the Debentures, representing approximately 58.3% of the Common Stock of the Issuer.

●

NCP GP, as the general partner of Navigation Capital, and Mr. Mock and Mr. Richardson, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock, (ii) Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the Debentures, representing approximately 58.3% of the Common Stock of the Issuer for NCP GP and Mr. Richardson. Nobadeer, an unaffiliated entity, directly holds (i) Warrants to purchase 50,000 shares of Common Stock and (ii) $500,000 in aggregate principal amount of Debentures, which are initially convertible into 144,928 shares of Common Stock Such securities are held directly by Nobadeer. Mr. Mock is the general partner of Nobadeer, and therefore, may be deemed to indirectly beneficially own the shares held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The percentages set forth in Item 5(a) are based on 19,635,830 shares of Common Stock issued and outstanding as of April 7, 2020, as set forth in the Issuer’s Current Report on Form 8-K that was filed on April 14, 2020 with the Securities and Exchange Commission.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)

As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Business Combination Agreement, dated as of July 24, 2019, by and among Pensare Acquisition Corp., Tango Merger Sub Corp., Stratos Management Systems Holdings, LLC and Stratos Management Systems, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pensare Acquisition Corp. on July 30, 2019).

Exhibit 2 Amendment No. 1 to Business Combination Agreement, dated as of December 20, 2019, by and among Pensare Acquisition Corp., Tango Merger Sub Corp., Stratos Management Systems Holdings, LLC and Stratos Management Systems, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Pensare Acquisition Corp. on December 30, 2019).

Exhibit 3 Amendment No. 2 to Business Combination Agreement, dated as of April 3, 2020, by and among Pensare Acquisition Corp., Tango Merger Sub Corp., Stratos Management Systems Holdings, LLC and Stratos Management Systems, Inc. (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Pensare Acquisition Corp. on April 7, 2020).

Exhibit 4 Securities Purchase Agreement, dated as of April 3, 2020, by and among the Issuer, Stratos Management Systems Holdings, LLC and certain investors of Issuer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on April 7, 2020).

Exhibit 5 Registration Rights Agreement, dated as of April 7, 2020, by and among the Issuer, Stratos Management Systems Holdings, LLC and certain investors of Issuer (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on April 14, 2020).

Exhibit 6 Joint Filing Agreement, dated as of April 17, 2020, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2020	Navigation Capital Partners II, L.P.

By: NCP General Partner II, LLC, its general partner

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

NCP General Partner II, LLC

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

Lawrence E. Mock

	Signature:	/s/ Lawrence E. Mock

John S. Richardson
Signature:	/s/ John S. Richardson

Stratos Management Systems Holdings, LLC
Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Chief Executive Officer and President